Exhibit A

 Ceragon Reports 2026 Third Quarter Financial Results

Revenue increase of 11.7% YOY driven by increased revenue from India;

Improved revenue mix drove 430 basis point improvement in gross margin sequentially;

Company generated $14.1 million in cash from operations in third quarter

Rosh Ha'ain, Israel, November 5, 2026 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today reported its financial results for the third quarter, the period ended September 30, 2026.

Q3 2026 Financial Highlights:

•	Revenue of $95.5 million

•	GAAP Operating income of $4.5 million, non-GAAP operating income of $8.1 million

•	GAAP Net income of $2.4 million, non-GAAP net income of $6.2 million

•	GAAP EPS of $0.03 per diluted share, non-GAAP EPS of $0.07 per diluted share

Q3 2026 Business Highlights:

•	North America strength: Strong sequential rebound in revenue driven by Tier 1 carrier demand and higher software mix

•	India demand remains healthy: Solid underlying demand from major operators, driven by ongoing network modernization investments

•	EMEA growth opportunities: Growing E-band interest, new operator engagements, and opportunities to gain market share amid changes in the competitive landscape

Ceragon’s CEO, Doron Arazi, commented: “We delivered a strong third quarter, highlighted by approximately 12% year-over-year revenue growth, improved profitability, and $14.1 million in positive cash flow from operations. North America benefited from renewed Tier 1 carrier activity and a favorable mix, while demand in India remained healthy despite continued significant supply constraints. These results reinforce our confidence in Ceragon's competitive position and our ability to capitalize on the growing need for high-capacity wireless connectivity.”

“Looking ahead, we are increasingly encouraged by several developments that could create meaningful opportunities in 2027 and beyond,” concluded Mr. Arazi. “In North America, we have opportunities to expand our customer base and benefit from evolving network architectures and competitive dynamics. In EMEA, growing demand for E-band solutions and changes in the competitive landscape are serving as catalysts with customers. We are winning private network business in new use cases where Ceragon’s differentiation has been a major factor. We believe these early wins can be replicated with other customers and applications, which could significantly expand our addressable market and drive growth in 2027 and beyond.”

Primary Third Quarter 2026 Financial Results:

Revenues were $95.5 million, up 11.7% from $85.5 million in Q3 2025.

Gross profit was $34.3 million, or a gross margin of 36.0%, compared to a gross margin of 34.3% in Q3 2025.

GAAP Operating income was $4.5 million compared with $3.8 million for Q3 2025.

GAAP Net income was $2.4 million, or $0.03 per diluted share, compared with $0.0 million, or $0.00 per diluted share, for Q3 2025.

Non-GAAP results were as follows: Gross margin was 36.4%, operating profit was $8.1 million, and net income was $6.2 million, or $0.07 per diluted share.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Balance Sheet

Cash and cash equivalents were $39.1 million on September 30, 2026, compared to $38.4 million on December 31, 2025.

Revenue Breakout by Geography:

Q3 2026
North America	40%
India	35%
EMEA	12%
Latin America	7%
APAC	6%

Outlook

Management updated its 2026 outlook:

•	Revenue of $365 million to $375 million

•	Non-GAAP gross margin is expected to be between 33.5% and 34.5% at the midpoint of the revenue guidance range

•	Non-GAAP operating margin is expected to be between 5% and 6% at the midpoint of the revenue guidance range

Conference Call

The Company will hold a Zoom webcast today at 8:30 a.m. ET to review the results, followed by a Q&A session.

Investors are invited to register by clicking here. All relevant access details will be provided upon registration.

For investors unable to join the live call, a replay will be available on the Company’s website at www.ceragon.com

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast-to-deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources – driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company's forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company's ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of fluctuations in currency exchange rates between the currencies in which we operate; risks relating to the conversion of the orders from customers into revenues; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks relating to supply chain constraints and disruptions, including shortages, extended lead times, and price increases of components and raw materials; risks related to conditions in Israel and the continuation of hostilities in the Middle East; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; and such other risks, uncertainties and other factors that could affect our results of operations, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on April 15, 2026, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections on the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink

FNK IR

Tel. +1-646-809-4048

crnt@fnkir.com

Joey Delahoussaye

FNK IR

Tel. +1-312-809-1087

crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Revenues	95,524	85,484	274,441	256,398
Cost of revenues	61,182	56,134	180,296	169,509

Gross profit	34,342	29,350	94,145	86,889

Operating expenses:
Research and development, net	7,852	6,955	24,198	22,536
Sales and Marketing	13,459	12,609	40,358	36,628
General and administrative	6,410	6,013	18,753	18,389
Restructuring and related charges	-	-	1,660	3,732
Acquisition- and integration-related charges	2,143	20	2,376	724

Total operating expenses	29,864	25,597	87,345	82,009

Operating income	4,478	3,753	6,800	4,880

Financial and other expenses, net	1,391	2,976	5,910	4,882

Income (loss) before taxes	3,087	777	890	(2)

Taxes on income	706	749	1,943	2,217

Net income (loss)	2,381	28	(1,053)	(2,219)

Basic net income (loss) per share	0.03	0.00	(0.01)	(0.02)

Diluted net income (loss) per share	0.03	0.00	(0.01)	(0.02)

Weighted average number of shares used in computing basic net income (loss) per share	91,814,545	90,296,561	91,189,884	89,509,052

Weighted average number of shares used in computing diluted net income (loss) per share	93,435,521	91,744,069	91,189,884	89,509,052

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	39,097	38,368
Trade receivables, net	100,447	99,673
Inventories	65,660	61,587
Other accounts receivable and prepaid expenses	25,933	25,576

Total current assets	231,137	225,204

NON-CURRENT ASSETS:
Severance pay and pension fund	410	362
Property and equipment, net	42,273	39,952
Operating lease right-of-use assets	15,184	16,554
Intangible assets, net	23,830	23,182
Goodwill	11,007	11,007
Other non-current assets	624	781

Total non-current assets	93,328	91,838

Total assets	324,465	317,042

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	83,660	70,784
Deferred revenues	2,803	2,371
Short-term loans	7,000	19,000
Operating lease liabilities	4,207	4,001
Other accounts payable and accrued expenses	29,663	24,071

Total current liabilities	127,333	120,227

LONG-TERM LIABILITIES:
Accrued severance pay and pension	2,717	2,537
Operating lease liabilities	12,007	13,331
Other long-term payables	7,896	8,195

Total long-term liabilities	22,620	24,063

SHAREHOLDERS' EQUITY:
Share capital	234	234
Additional paid-in capital	458,717	454,640
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,080)	(8,816)
Accumulated deficit	(254,268)	(253,215)

Total shareholders' equity	174,512	172,752

Total liabilities and shareholders' equity	324,465	317,042

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars, in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Cash flow from operating activities:
Net income (loss)	2,381	28	(1,053)	(2,219)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,847	3,436	11,752	10,400
Loss from sale of property and equipment, net	13	15	135	25
Stock-based compensation expense	898	862	3,545	3,061
Decrease in accrued severance pay and pensions, net	180	(723)	132	(646)
Decrease (increase) in trade receivables, net	834	12,130	(703)	40,292
Increase in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(2,430)	(1,904)	(1,675)	(4,223)
Decrease (increase) in inventory	(6,380)	1,276	(4,819)	1,403
Decrease in operating lease right-of-use assets	965	962	3,100	3,016
Increase (decrease) in trade payables	9,500	(5,233)	12,581	(23,278)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term payables)	2,490	(2,358)	5,110	(4,889)
Decrease in operating lease liability	(708)	(810)	(2,848)	(1,725)
Increase (decrease) in deferred revenues	1,503	(520)	432	(684)
Net cash provided by operating activities	14,093	7,161	25,689	20,533

Cash flow from investing activities:
Purchases of property and equipment, net	(3,761)	(3,150)	(9,358)	(10,576)
Software development costs capitalized	(1,465)	(964)	(4,386)	(2,675)
Payments made in connection with business acquisitions, net of acquired cash	-	-	-	(6,570)
Net cash used in investing activities	(5,226)	(4,114)	(13,744)	(19,821)

Cash flow from financing activities:
Proceeds from exercise of stock options	19	4	295	655
Proceeds from (repayments of) bank credits and loans, net	(5,004)	10,500	(12,000)	5,800
Net cash provided by (used in) financing activities	(4,985)	10,504	(11,705)	6,455

Effect of exchange rate changes on cash and cash equivalents	444	220	489	509

Increase (decrease) in cash and cash equivalents	4,326	13,771	729	7,676
Cash and cash equivalents at the beginning of the period	34,771	29,216	38,368	35,311
Cash and cash equivalents at the end of the period	39,097	42,987	39,097	42,987

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

GAAP cost of revenues	61,182	56,134	180,296	169,509
Stock-based compensation expenses	(106)	(134)	(345)	(323)
Amortization of acquired intangible assets	(342)	(422)	(1,186)	(1,378)
Non-GAAP cost of revenues	60,734	55,578	178,765	167,808

GAAP gross profit	34,342	29,350	94,145	86,889
Stock-based compensation expenses	106	134	345	323
Amortization of acquired intangible assets	342	422	1,186	1,378
Non-GAAP gross profit	34,790	29,906	95,676	88,590

GAAP Research and development expenses	7,852	6,955	24,198	22,536
Stock-based compensation expenses	(186)	(190)	(594)	(468)
Non-GAAP Research and development expenses	7,666	6,765	23,604	22,068

GAAP Sales and marketing expenses	13,459	12,609	40,358	36,628
Stock-based compensation expenses	(320)	(304)	(1,010)	(944)
Amortization of acquired intangible assets	(219)	(275)	(659)	(772)
Non-GAAP Sales and marketing expenses	12,920	12,030	38,689	34,912

GAAP General and administrative expenses	6,410	6,013	18,753	18,389
Stock-based compensation expenses	(286)	(234)	(1,596)	(1,326)
Non-GAAP General and administrative expenses	6,124	5,779	17,157	17,063

GAAP Restructuring and related charges	-	-	1,660	3,732
Restructuring and related charges	-	-	(1,660)	(3,732)
Non-GAAP Restructuring and related charges	-	-	-	-

GAAP Acquisition- and integration-related charges	2,143	20	2,376	724
Acquisition- and integration-related charges	(2,143)	(20)	(2,376)	(724)
Non-GAAP Acquisition- and integration-related charges	-	-	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

GAAP Operating income	4,478	3,753	6,800	4,880
Stock-based compensation expenses	898	862	3,545	3,061
Amortization of acquired intangible assets	561	697	1,845	2,150
Restructuring and other charges	-	-	1,660	3,732
Acquisition- and integration-related charges	2,143	20	2,376	724
Non-GAAP Operating income	8,080	5,332	16,226	14,547

GAAP Financial and other expenses, net	1,391	2,976	5,910	4,882
Leases – financial expenses	(256)	(152)	(252)	(1,290)
Non-cash revaluation associated with a business combination	23	24	(14)	1,972
Non-GAAP Financial and other expenses, net	1,158	2,848	5,644	5,564

GAAP Tax expenses	706	749	1,943	2,217
Non-GAAP Tax expenses	706	749	1,943	2,217

GAAP Net income (loss)	2,381	28	(1,053)	(2,219)
Stock-based compensation expenses	898	862	3,545	3,061
Amortization of acquired intangible assets	561	697	1,845	2,150
Restructuring and other charges	-	-	1,660	3,732
Acquisition- and integration-related charges	2,143	20	2,376	724
Leases – financial expenses	256	152	252	1,290
Non-cash revaluation associated with a business combination	(23)	(24)	14	(1,972)
Non-GAAP Net income	6,216	1,735	8,639	6,766

GAAP basic net income (loss) per share	0.03	0.00	(0.01)	(0.02)

GAAP diluted net income (loss) per share	0.03	0.00	(0.01)	(0.02)

Non-GAAP Diluted net income per share	0.07	0.02	0.09	0.07

Weighted average number of shares used in computing GAAP basic net income (loss) per share	91,814,545	90,296,561	91,189,884	89,509,052
Weighted average number of shares used in computing GAAP diluted net income (loss) per share	93,435,521	91,744,069	91,189,884	89,509,052
Weighted average number of shares used in computing non-GAAP diluted net income per share	93,435,521	91,744,069	93,228,976	91,507,031